02041644

SEC file number 1-15178

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

P.E. 6-3-02

For the month of June 2002

FLETCHER BUILDING LIMITED

(Translation of Registrant's Name Into English)

810 GREAT SOUTH ROAD, PENROSE, AUCKLAND, NEW ZEALAND 1020

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _A_ Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _A

(If "Yes is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLETCHER BUILDING LIMITED

Date: 12 June 2002

pp **M C FARRELL**
COMPANY SECRETARY

Upgraded Earnings Update

Auckland, 11 June 2002. The Directors of Fletcher Building today announced that the Company's earnings for the year ending 30 June 2002 are expected to be better than previously indicated and the present consensus of market forecasts.

The Company's interim results announcement in February 2002 highlighted the substantial turnaround in performance in its first complete half-year with earnings before interest and tax (EBIT) of $78 million. The expectation of reasonable demand in New Zealand enabled the Company to signal that a satisfactory second half year result should arise as well.

Based on unaudited management accounts for the year to date, the Company now expects to exceed these earlier indications. The Chief Executive, Ralph Waters said that "as a result of improved underlying performance in most operations supplemented by recent favourable trading conditions, the Company would report a full year EBIT before unusual items of around $200 million".

In a change to its accounting policies the Company will in its 2002 annual results re-classify capital notes as debt, rather than as capital funds. As a consequence interest paid on the capital notes will now be shown as a $15 million reduction to net profit after tax, rather than as a shareholder distribution.

After allowing for this change in accounting policy the projected net profit after tax and minorities, but before any unusual items, is around $85 million. This does not include the $14 million after tax gain from the recent sale of the Australian co-generation business which will be reported as an unusual item.

End